ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Reclassification of Account Statements

Itaú Unibanco notifies the market that it is to effect reclassifications in the account statements. These reclassifications will have an impact on the first quarter 2010 income statement to be announced to the market on May 4, 2010 following approval by the Board of Directors.

That portion of the expenses associated to participation in the results due to the employees – which are incorporated in the Profit Sharing item – shall from henceforth be included under the item Personnel Expenses. Please note that this line shows amalgamated expenses with our employees before associated tax effects.

The purpose of this reclassification is to improve the way in which our results are presented. The intention is also to allow a greater degree of comparability with the account statements of different institutions thus contributing to a better understanding and evaluation of our performance.

Attached are the reclassified Income Statement and the bank’s Efficiency Ratio track record showing the impact of this reclassification.

São Paulo, April 23, 2010.

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income - After Reclassifications
(In thousands of Reais)

	2008							2009
	1st Q.	2nd Q.	1st H.	3rd Q.	4th Q.	2nd H.	Total	1st Q.	2nd Q.	1st H.	3rd Q.	4th Q.	2nd H.	Total

INCOME FROM FINANCIAL OPERATIONS	10,268,817	10,566,968	20,835,785	12,819,027	22,776,215	35,595,242	56,431,027	20,988,502	18,426,280	39,414,782	18,949,847	18,363,106	37,312,953	76,727,735
Loan, lease and other credit operations	6,290,697	7,055,172	13,345,869	9,157,545	15,388,182	24,545,727	37,891,596	12,349,753	11,348,712	23,698,465	11,736,263	12,042,091	23,778,354	47,476,819
Securities and derivative financial instruments	2,766,743	2,815,146	5,581,889	2,737,422	5,579,879	8,317,301	13,899,190	7,137,649	5,925,095	13,062,744	5,900,105	5,062,030	10,962,135	24,024,879
Financial income from insurance, pension plan and capitalization operations	578,630	649,805	1,228,435	358,247	734,694	1,092,941	2,321,376	1,172,589	1,161,247	2,333,836	1,215,451	1,026,496	2,241,947	4,575,783
Foreign exchange operations	394,240	(211,684)	182,556	77,195	727,107	804,302	986,858	121,199	(141,488)	(20,289)	(74,045)	103,816	29,771	9,482
Compulsory deposits	238,507	258,529	497,036	488,618	346,353	834,971	1,332,007	207,312	132,714	340,026	172,073	128,673	300,746	640,772

EXPENSES ON FINANCIAL OPERATIONS	(4,736,914)	(4,250,046)	(8,986,960)	(7,919,938)	(16,156,762)	(24,076,700)	(33,063,660)	(10,378,629)	(5,715,950)	(16,094,579)	(7,082,337)	(7,404,107)	(14,486,444)	(30,581,023)
Money market	(3,793,166)	(3,431,193)	(7,224,359)	(6,884,459)	(12,721,431)	(19,605,890)	(26,830,249)	(8,956,759)	(5,227,713)	(14,184,472)	(5,992,170)	(6,120,227)	(12,112,397)	(26,296,869)
Financial expenses on technical provisions for pension plan and capitalization	(416,874)	(575,569)	(992,443)	(292,477)	(556,497)	(848,974)	(1,841,417)	(1,026,715)	(1,046,975)	(2,073,690)	(1,015,743)	(903,111)	(1,918,854)	(3,992,544)
Borrowings and onlending	(526,874)	(243,284)	(770,158)	(743,002)	(2,878,834)	(3,621,836)	(4,391,994)	(395,155)	558,738	163,583	(74,424)	(380,769)	(455,193)	(291,610)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	5,531,903	6,316,922	11,848,825	4,899,089	6,619,453	11,518,542	23,367,367	10,609,873	12,710,330	23,320,203	11,867,510	10,958,999	22,826,509	46,146,712

RESULT OF LOAN LOSSES	(1,583,498)	(1,663,077)	(3,246,575)	(1,815,510)	(7,883,521)	(9,699,031)	(12,945,606)	(3,436,781)	(3,778,425)	(7,215,206)	(3,727,130)	(3,222,971)	(6,950,101)	(14,165,307)
Expense for allowance for loan losses	(1,829,668)	(1,957,815)	(3,787,483)	(2,151,537)	(8,340,694)	(10,492,231)	(14,279,714)	(3,834,399)	(4,251,680)	(8,086,079)	(4,296,461)	(4,016,414)	(8,312,875)	(16,398,954)
Income from recovery of credits written off as loss	246,170	294,738	540,908	336,027	457,173	793,200	1,334,108	397,618	473,255	870,873	569,331	793,443	1,362,774	2,233,647

GROSS INCOME FROM FINANCIAL OPERATIONS	3,948,405	4,653,845	8,602,250	3,083,579	(1,264,068)	1,819,511	10,421,761	7,173,092	8,931,905	16,104,997	8,140,380	7,736,028	15,876,408	31,981,405

OTHER OPERATING REVENUES (EXPENSES)	(1,294,037)	(1,593,351)	(2,887,388)	(1,742,775)	(7,679,644)	(9,422,419)	(12,309,807)	(4,043,784)	(3,439,847)	(7,483,631)	(3,888,826)	(3,252,259)	(7,141,085)	(14,624,716)
Banking service fees	2,069,282	1,978,369	4,047,651	1,874,781	2,726,963	4,601,744	8,649,395	2,882,032	2,929,757	5,811,789	3,154,227	3,489,217	6,643,444	12,455,233
Asset management	482,341	492,407	974,748	476,243	516,569	992,812	1,967,560	494,633	526,153	1,020,786	608,650	620,058	1,228,708	2,249,494
Current account services	75,958	50,009	125,967	58,295	116,689	174,984	300,951	115,436	109,543	224,979	110,819	130,656	241,475	466,454
Credit cards	601,371	631,760	1,233,131	662,809	1,123,034	1,785,843	3,018,974	1,356,937	1,413,635	2,770,572	1,462,553	1,583,379	3,045,932	5,816,504
Sureties and credits granted	504,350	273,574	777,924	185,874	279,731	465,605	1,243,529	277,503	300,682	578,185	371,989	373,120	745,109	1,323,294
Receipt services	184,930	184,462	369,392	222,207	308,989	531,196	900,588	303,472	292,432	595,904	289,746	318,867	608,613	1,204,517
Other	220,332	346,157	566,489	269,353	381,951	651,304	1,217,793	334,051	287,312	621,363	310,470	463,137	773,607	1,394,970
Income from bank charges	372,745	555,376	928,121	645,549	981,108	1,626,657	2,554,778	643,573	687,439	1,331,012	698,960	741,751	1,440,711	2,771,723
Result from insurance, pension plan and capitalization operations	318,493	367,610	686,103	324,810	296,328	621,138	1,307,241	501,587	620,168	1,121,755	599,655	710,285	1,309,940	2,431,695
Personnel expenses	(1,722,702)	(1,758,024)	(3,480,726)	(1,891,443)	(3,446,542)	(5,337,985)	(8,818,711)	(2,982,171)	(2,903,366)	(5,885,537)	(2,962,976)	(3,243,801)	(6,206,777)	(12,092,314)
Other administrative expenses	(1,475,147)	(1,582,742)	(3,057,889)	(1,764,551)	(3,098,283)	(4,862,834)	(7,920,723)	(2,771,707)	(2,884,639)	(5,656,346)	(2,774,472)	(3,161,886)	(5,936,358)	(11,592,704)
Tax expenses	(512,291)	(612,444)	(1,124,735)	(507,356)	(703,644)	(1,211,000)	(2,335,735)	(899,314)	(1,119,151)	(2,018,465)	(1,018,451)	(1,200,846)	(2,219,297)	(4,237,762)
Equity in earnings of affiliates	34,788	(37,100)	(2,312)	64,473	131,369	195,842	193,530	25,379	78,639	104,018	43,052	30,885	73,937	177,955
Other operating revenues	154,013	105,499	259,512	300,162	949,139	1,249,301	1,508,813	291,289	225,226	516,515	56,743	367,801	424,544	941,059
Other operating expenses	(533,218)	(609,895)	(1,143,113)	(789,200)	(5,516,082)	(6,305,282)	(7,448,395)	(1,734,452)	(1,073,920)	(2,808,372)	(1,685,564)	(985,665)	(2,671,229)	(5,479,601)

OPERATING INCOME	2,654,368	3,060,494	5,714,862	1,340,804	(8,943,712)	(7,602,908)	(1,888,046)	3,129,308	5,492,058	8,621,366	4,251,554	4,483,769	8,735,323	17,356,689

NON-OPERATING INCOME	179,659	114,106	293,765	23,559	(111,542)	(87,983)	205,782	(11,074)	364,489	353,415	36,256	40,765	77,021	430,436

INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	2,834,027	3,174,600	6,008,627	1,364,363	(9,055,254)	(7,690,891)	(1,682,264)	3,118,234	5,856,547	8,974,781	4,287,810	4,524,534	8,812,344	17,787,125

INCOME TAX AND SOCIAL CONTRIBUTION	(658,795)	(1,134,562)	(1,793,357)	651,737	11,000,889	11,652,626	9,859,269	(848,931)	(3,024,703)	(3,873,634)	(1,746,031)	(1,032,198)	(2,778,229)	(6,651,863)
Due on operations for the period	(635,519)	(1,210,147)	(1,845,666)	151,241	(661,591)	(510,350)	(2,356,016)	(1,275,224)	(3,080,121)	(4,355,345)	(1,854,860)	1,179,859	(675,001)	(5,030,346)
Related to temporary differences	(23,276)	75,585	52,309	500,496	11,662,480	12,162,976	12,215,285	426,293	55,418	481,711	108,829	(2,212,057)	(2,103,228)	(1,621,517)

PROFIT SHARING	(44,790)	(58,889)	(103,679)	(41,265)	37,812	(3,453)	(107,132)	(54,054)	(58,274)	(112,328)	(54,015)	(38,298)	(92,313)	(204,641)
Employees – Law No. 10,101 of 12/19/2000	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Officers – Statutory – Law No. 6,404 of 12/15/1976	(44,790)	(58,889)	(103,679)	(41,265)	37,812	(3,453)	(107,132)	(54,054)	(58,274)	(112,328)	(54,015)	(38,298)	(92,313)	(204,641)

MINORITY INTEREST IN SUBSIDIARIES	(86,959)	59,533	(27,426)	(127,193)	(111,771)	(238,964)	(266,390)	(200,412)	(202,675)	(403,087)	(219,676)	(241,250)	(460,926)	(864,013)

NET INCOME	2,043,483	2,040,682	4,084,165	1,847,642	1,871,676	3,719,318	7,803,483	2,014,837	2,570,895	4,585,732	2,268,088	3,212,788	5,480,876	10,066,608